Filed Pursuant to Rule 433

Registration No. 333-252387

Issuer Free Writing Prospectus

Republic of Peru’s U.S.$1,750,000,000 2.783% U.S. Dollar-Denominated Global Bonds due 2031 (“Reopening 2031 Bonds”)

This pricing supplement (this “Pricing Supplement”) to the preliminary prospectus supplement dated March 3, 2021 (the “Preliminary Prospectus Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the information in the Preliminary Prospectus Supplement.

Final terms and conditions as of March 3, 2021

Issuer	Republic of Peru (the “Republic”)

Issue Type	SEC Global Registered

Joint Lead Managers and Joint Bookrunners	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Issue Amount	U.S.$1,750,000,000

Issue Price	100.412%, plus accrued interest, if any, from (and including) January 23, 2021 to (but excluding) March 10, 2021, the date the Republic expects to deliver the Reopening 2031 Bonds, and any additional interest from March 10, 2021, if settlement occurs after that date. Purchasers of the Reopening 2031 Bonds will be entitled to receive the full amount of the next semi-annual regular interest payment on July 23, 2021.

Settlement Date	March 10, 2021 (T+5)

Denominations	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof

Maturity Date	January 23, 2031

Optional Make-Whole Redemption	Prior to October 23, 2030, make-whole call at Treasury Rate plus 35 basis points

Optional Par Redemption	On and after October 23, 2030, call at 100.000%

Regular Record Dates	January 20 and July 20 of each year

Coupon	2.783% per year

Interest Payment Dates	January 23 and July 23 of each year, beginning on July 23, 2021

UST Price/Yield at Pricing	96-22/ 1.484%

Benchmark Instrument	1.125% U.S. Treasury due February 15, 2031

Offer Spread	+125 bps

Re-Offer Yield	2.734%

Gross Proceeds to Issuer	U.S.$1,757,210,000

Interest Rate Basis	30/360

Governing Law	State of New York

Clearing	DTC / Euroclear / Clearstream

ISIN	US715638DF60

CUSIP	715638 DF6

Listing and Trading	Application will be made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

The following additional information of the Republic of Peru and regarding the securities is available from the U.S. Securities and Exchange Commission’s (“SEC”) website and also accompanies this free writing prospectus:

Preliminary Prospectus Supplement dated March 3, 2021 to Prospectus dated February  8, 2021.

https://www.sec.gov/Archives/edgar/data/77694/000119312521066664/d112500d424b2.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312521051416/0001193125-21-051416-index.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520300509/0001193125-20-300509-index.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520271992/0001193125-20-271992-index.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312521032438/d109931dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Securities, Inc.: +1 (800) 294-1322

J.P. Morgan Securities LLC: +1-212-834-7279

Morgan Stanley & Co. LLC: +1 (866) 718-1649 (toll-free)

Delivery of the Reopening 2031 Bonds is expected on or about March 10, 2021, which will be the fifth business day following the date of pricing of the Reopening 2031 Bonds (“T+5”). Under Rule 15c6–1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Reopening 2031 Bonds prior to the Settlement Date may be required, by virtue of the fact that the Reopening 2031 Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Reopening 2031 Bonds who wish to trade Reopening 2031 Bonds prior to the Settlement Date should consult their own advisor.

Any distributor subject to MiFID II subsequently offering, selling or recommending the securities is responsible for undertaking its own target market assessment in respect of the bonds and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither Peru nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This Pricing Supplement has been prepared on the basis that any offer of securities in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make an offer in the EEA of securities which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the EEA, provided that no such offer of securities shall require Peru or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of securities to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the securities contemplated in the prospectus supplement. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any securities under, the offers to the public contemplated in the prospectus supplement, or to whom the securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires securities is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2) not a “retail investor” (as defined above).

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”), subsequently offering, selling or recommending the securities is responsible for undertaking its own target market assessment in respect of the bonds and determining the appropriate distribution channels for the purposes of the UK MiFIR Product Governance Rules. Neither Peru nor any of the underwriters make any representations or warranties as to a distributor’s compliance with these UK MiFIR Product Governance Rules.

This Pricing Supplement has been prepared on the basis that any offer of Securities in the United Kingdom (the “UK”) will be made pursuant to an exemption under section 85 of the Financial Services and Markets Act 2000 (the “FSMA”) and the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”), from the requirement to publish a prospectus for offers of Securities. Accordingly, any person making or intending to make an offer in the UK of Securities which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of securities shall require the Republic or any of the underwriters to publish a prospectus pursuant to section 85 of FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities to any legal entity which is not a “qualified investor” as defined in the UK Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Securities contemplated in the prospectus supplement.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of UK domestic law by virtue of the EUWA, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

Each person in the UK who receives any communication in respect of, or who acquires any securities under, the offers to the public contemplated in the prospectus supplement, or to whom the securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires securities is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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